SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: September 20th, 2006

FOR IMMEDIATE RELEASE

SILICOM LAUNCHES NEW ENCRYPTION PRODUCT
LINE WITH DESIGN WIN AND INITIAL ORDER FROM
CHECK POINT

– Silicom's Cards To Be Incorporated into Check Point's Top-Performance
Connectra Web Security Gateways –

        KFAR SAVA, Israel, September 20, 2006 – Silicom Ltd. (NASDAQ & TASE: SILC) today announced that it has launched a new product line of high-performance encryption cards designed to improve the throughput of Internet security appliances and network gateways. The products improve networking appliances’ performance by independently executing encryption tasks, thereby accelerating the encryption process and freeing the appliances’ CPU for other activities.

        Silicom’s first product in the new line recently achieved its first Design Win from Check Point Software Technologies Ltd. (NASDAQ: CHKP), which has placed an initial order for cards for use in its Connectra Web security gateways to offload SSL encryption for SSL VPNs.

        “We are excited to launch this important new product line and to achieve such rapid acceptance by one of the industry’s major players,” said Mr. Shaike Orbach, President and CEO of Silicom. “Our encryption product line leverages the extensive know-how that we have amassed over the past three years to address the security industry’s need for speed in an environment of massively expanding and accelerating data traffic. With a broader portfolio of products, we will be able to take even fuller advantage of the strong relationships we have built with many of the industry’s leading players, while hopefully opening the door to many new customers. We are also working with world-leading silicon manufacturers to build co-operations under which we will incorporate their chips into our cards and carry out joint-marketing activities targeting high-potential accounts.

        “Taken as a whole, this new product line significantly extends our market positioning and with it our total revenue potential. During the year ahead, we plan to release a variety of encryption cards, and continue working closely with all our customers to identify and meet additional needs. With a broadening portfolio of superb products, top-tier customers and a growing market in need of our solutions, we are optimistic and working to take the Company to the next level.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, security appliances and other mission-critical gateway applications. Silicom also offers a broad range of its traditional PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact:	Investor relations contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1 866 704 6710
E-mail: erang@silicom.co.il	E-mail: kenny@gkir.com / ehud@gkir.com